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                                                                      EXHIBIT 8

                               January __, 1997


Equity Bank
5030 Linton Boulevard
Delray Beach, Florida 33484

         Re: Agreement and Plan of Merger of Equity Bank with SouthTrust Bank of Florida, National Association, joined in by SouthTrust of Florida, Inc. and SouthTrust Corporation

Ladies and Gentlemen:

                  You have requested the opinion of Bradley, Arant, Rose &
White LLP, as counsel to SouthTrust Corporation, a Delaware corporation ("SouthTrust"), regarding the transactions contemplated by that certain Agreement and Plan of Merger dated October 25, 1996, as amended by Amendment
No. 1 to Agreement and Plan of Merger, dated January __, 1997 (collectively, the "Merger Agreement"), by and between SouthTrust Bank of Florida, National Association, a national banking association ("ST-Bank"), and Equity Bank, a Florida banking corporation ("Equity"), joined in by SouthTrust of Florida, Inc., a Florida corporation ("ST-FL"), and by SouthTrust. Specifically, you have requested us to opine that the merger of Equity with and into ST-Bank
(the "Merger") pursuant to the Merger Agreement will constitute a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that no gain or loss will be recognized by the shareholders of Equity upon the receipt solely of SouthTrust voting common stock in exchange for their Equity common stock upon consummation of the Merger.

                  This opinion is being rendered pursuant to your request and for the benefit of your shareholders, and pursuant to Section 9.6 of the Merger Agreement and the requirements of Item 21(a) of the registration statement on Form S-4 (the "Registration Statement") which is being filed today on SouthTrust's behalf with the Securities and Exchange Commission under the Securities Act of 1933, as amended. Capitalized terms used herein and not otherwise defined herein have the meanings given to them in the Merger Agreement.

                  In rendering the opinion set forth below, we have examined and relied upon the originals or copies of the Merger Agreement, and upon the representations given to us by letter from Equity of even date herewith, and by letter from SouthTrust of even date herewith, each as described in the representations section of this letter (the "Representation Letters"), and such other documents and materials as we have deemed necessary as a basis for such opinion. In connection with such examination, we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens and the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, and, as to factual matters, the veracity of written statements made by officers and other representatives of Equity and SouthTrust included in the Merger Agreement and the Representation Letters.


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                                      FACTS

                  Immediately prior to the Merger, SouthTrust will own 100% of the capital stock of ST-FL and ST-FL will own 100% of the capital stock of ST-Bank.

                  SouthTrust is a registered bank holding company and is the common parent of an affiliated group of corporations, including ST-FL and ST-Bank, that file consolidated federal income tax returns on the calendar year basis. As of September 30, 1996, SouthTrust had 96,051,988 shares of common stock issued and outstanding; SouthTrust's common stock is publicly held and publicly traded through the Automated Quotation System of the National Association of Securities Dealers, Inc. - National Market System ("NASDAQ").

                  ST-FL is a Florida corporation all of the capital stock of which is held by SouthTrust, which includes ST-FL in its consolidated federal income tax return.

                  ST-Bank is a national banking association organized pursuant to the laws of the United States. As of September 30, 1996, shares outstanding, all of which will be held by ST-FL as of the Effective Time of the Merger. ST-Bank is included in the consolidated federal income tax return of SouthTrust. ST-Bank has no subsidiaries.

                  Equity is a banking corporation organized pursuant to the laws of the State of Florida. As of December 31, 1996, Equity had 467,155 shares of common stock issued and outstanding, and there has been no change in the number of Equity common shares outstanding as of the date hereof. Equity has fourteen subsidiaries, of which nine (9) are inactive and five (5) are active. Equity and each of its subsidiaries is an accrual method taxpayer using a calendar year accounting period.


                            THE PROPOSED TRANSACTIONS

                  Pursuant to the Merger Agreement, the following transactions will take place:

                  (1) ST-FL will acquire all of the assets and liabilities of Equity in exchange for voting common stock of SouthTrust in a transaction in which ST-FL directs that all of the assets and liabilities of Equity will be transferred to ST-Bank by means of a statutory merger of Equity into ST-Bank pursuant to the Merger Agreement.

                  (2) Equity will merge with and into ST-Bank in accordance with Sections 655.412 and 658.40 through 658.45 of the Florida Code and in accordance with 12 U.S.C. Section 215a, and ST-Bank shall be the surviving corporation. ST-Bank will acquire all of the assets and assume all of the liabilities of Equity, and the separate corporate existence of Equity will terminate.



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                  (3) Each share of Equity stock issued and outstanding at the
Effective Time of the Merger will be exchanged for 0.88 shares of SouthTrust common stock as set forth in Section 2.1(b) of the Merger Agreement.

                  (4) No fractional shares of SouthTrust stock will be issued in the Merger; each Equity shareholder who would otherwise be entitled to receive a fractional share interest, if any, will receive cash in lieu of a fractional share.

                  (5) Any shareholder who dissents from the Merger will be entitled to receive the appraisal value of his or her shares in cash. The obligations of SouthTrust, ST-FL and ST-Bank to consummate the merger are subject to the condition, among others, that the holders of not more than 5.0% of the outstanding Equity shares shall have elected to exercise their right to dissent from the Merger. Immediately prior to the Effective Time of the Merger, Equity will establish an escrow account with an amount of cash equal to One Hundred and Fifty Percent (150%) of the value of SouthTrust shares which the dissenting shareholders would have been entitled to receive in the Merger but for the exercise of their rights of dissent (the "Dissent Escrow"). The escrow agent will disburse the escrowed funds to the dissenting shareholders in accordance with the Dissent Provisions. Any and all funds remaining in the Dissent Escrow after such disbursement will be remitted to ST-Bank as the surviving corporation.

                  (6) In accordance with Section 2.2 of the Merger Agreement, obligations of Equity under certain outstanding stock options which entitle the holders thereof to acquire Equity Shares and which were issued by Equity in connection with the performance of services ("the Equity Options") will be assumed by ST-FL in accordance with the terms of the particular Equity Stock Option plans under which such Equity Options were issued and the particular stock option agreements under which such Equity Stock Options are evidenced, and each such Equity Option will be converted into an option to acquire a number of SouthTrust shares equal to the number of Equity shares subject to such Equity Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and the per share exercise price under each such Equity Option shall be adjusted by dividing the per share exercise price under each such Equity Option by the Exchange Ratio and rounding down to the nearest cent.

                                 REPRESENTATIONS

                  Equity and SouthTrust each have made certain written representations to us by letters each of even date herewith (the "Representation Letters"), and with your consent, we have relied upon the accuracy and validity of these representations provided in the Representation Letters in offering the opinion expressed below.


                                     OPINION

                  Upon the basis of the foregoing facts, representations and assumptions, and solely for purposes of the Code, we are of the opinion that:

                  1. For federal income tax purposes the Merger will be viewed as an acquisition by ST-FL of substantially all of the assets of Equity solely in exchange for SouthTrust voting common stock and the assumption of all the liabilities of Equity by ST-FL, followed by the transfer of the assets of Equity to ST-Bank and the assumption by ST-Bank of the liabilities of Equity.

                  2. The acquisition by ST-FL of substantially all of the assets of Equity in exchange solely for shares of SouthTrust voting common stock and the assumption by ST-FL of Equity' liabilities, as described above, will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code. For purposes of this opinion, "substantially all" means at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets of Equity. Pursuant to Section 368(a)(2)(C) of the Code, the



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acquisition by ST-FL of substantially all of the assets of Equity will not be disqualified under Section 368(a)(1)(C) of the Code solely by reason of the fact that the assets of Equity that were acquired by ST-FL are transferred to ST-Bank. SouthTrust, ST-FL and Equity each will be a "party to the reorganization" within the meaning of Section 368(b) of the Code. The requirement under Section 368(a)(2)(G) of the Code that Equity distribute the stock, securities, and other properties it receives, as well as its other properties, in pursuance of the plan of reorganization will be satisfied by reason of the issuance by ST-FL of the merger consideration directly to the holders of Equity Common Stock, and by reason of the cessation of the separate corporate existence of Equity pursuant to the Merger Agreement and the applicable provisions of the Florida Code.

                  3. No gain or loss will be recognized by the shareholders of Equity upon the receipt of SouthTrust voting common stock (including any fractional share interests to which they may be entitled) solely in exchange for their shares of Equity stock.

                  4. The basis of the SouthTrust voting common stock to be received by the Equity shareholders (including any fractional share interest to which they may be entitled) will be the same as the basis of the Equity stock surrendered in the exchange.

                  5. The holding period of the shares of SouthTrust voting common stock (including any fractional share interests to which they may be entitled) received by the shareholders of Equity will include the period during which the stock of Equity surrendered in exchange therefor was held, provided that the shares of Equity stock were held as capital assets within the meaning of Section 1221 of the Code as of the Effective Time.

                  6. Equity shareholders who exercise dissenters' rights, and as a result of which receive only cash, will be treated as having received such cash as a distribution in redemption of their Equity stock, subject to the provisions and limitations of Section 302 of the Code. Those Equity shareholders who hold no SouthTrust stock, directly or indirectly through the application of
Section 318(a) of the Code, following the Merger shall be treated as having a complete termination of interest within the meaning of Section 302(b)(3) of the Code, and the cash received will be treated as a distribution in full payment in exchange for Equity stock as provided in Section 302(a) of the Code. As provided in Section 1001 of the Code, gain will be realized and recognized by such shareholders measured by the difference between the redemption price and the adjusted basis of the Equity shares surrendered as determined under Section 1011 of the Code. Provided Section 341 of the Code (relating to collapsible corporations) is inapplicable and the Equity stock is a capital asset in the hands of such shareholders, the gain, if any, will constitute capital gain. Such gain will constitute a long-term capital gain if the surrendered Equity shares were held by the shareholder for a period greater than one year prior to the Merger; if the surrendered Equity shares where held by such shareholder for a period of one year or less, the gain will constitute short-term capital gain.

                  7. The payment of cash to an Equity shareholder in lieu of issuing a fractional share interest in SouthTrust stock will be treated for federal income tax purposes as if the fractional share actually was issued as part of the Merger and then was redeemed by SouthTrust. This cash payment will be treated as having been received as a distribution in full payment in exchange for the stock



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redeemed as provided in Section 302(a) of the Code, provided that such redemption is not essentially equivalent to a dividend.

                  This opinion is rendered solely with respect to certain federal income tax consequences of the Merger under the Code, and does not extend to the income or other tax consequences of the Merger under the laws of any state or any political subdivision of any state; nor does it extend to any tax effects or consequences of the Merger to SouthTrust, ST-FL or ST-Bank other than those expressly stated in the above opinion. We specifically express no opinion with respect to the income or other tax consequences of the assumption of the Equity Options by ST-FL pursuant to Section 2.2 of the Merger Agreement. Our opinion, as stated above, is based upon our analysis of the Code, the regulations issued thereunder, current case law and published rulings of the Internal Revenue Service; the foregoing are subject to change, and such changes may be given retroactive effect. In the event of such changes, our opinion set forth above may be affected and may not be relied upon. Furthermore, no opinion is expressed as to the federal or state tax treatment of the transaction under any other provisions of the Code and regulations, or as to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction that are not specifically covered by the above opinion.

                  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the references to this firm under the heading "Certain Federal Income Tax Considerations" in the Registration Statement and in the prospectus which is included as part of the Registration Statement.

                                             Yours very truly,

                                             /s/ Bradley, Arant, Rose & White



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